Exhibit 9.01(b)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On February 1, 2010, Actuate Corporation (“Actuate”) completed the acquisition of Xenos Group Inc., (“Xenos”), a provider of high-performance software solutions for approximately $34.3 million. The following unaudited pro forma condensed combined balance sheets and the unaudited pro forma condensed combined statements of income are based on the historical financial statements of Actuate and Xenos, after giving effect to Actuate’s acquisition of Xenos using the purchase method of accounting, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

Actuate and Xenos have different fiscal year ends. Accordingly, the unaudited pro forma condensed combined balance sheet as of December 31, 2009 combines Actuate’s historical audited condensed consolidated balance sheet as of December 31, 2009 and Xenos’ historical audited condensed consolidated balance sheet as of September 30, 2009. Similarly, the unaudited pro forma condensed combined statement of income for the twelve months ended December 31, 2009 combines the audited historical results of Actuate for the fiscal year ended December 31, 2009 and the audited historical results of Xenos for the fiscal year ended September 30, 2009 presented as if the acquisition of Xenos had occurred on January, 1, 2009 and includes all adjustments that give effect to events that are directly attributable to the acquisition of Xenos and that are factually supportable.

The Xenos financials were prepared in accordance with Canadian Generally Accepted Accounting Principle (“Canadian GAAP”). However, the differences between Canadian GAAP and U.S. GAAP were insignificant to the Xenos financials as a whole. Therefore, no further adjustments were needed to convert the Xenos financials from Canadian GAAP to U.S. GAAP, other than conversion of the currency from Canadian Dollars to U.S. Dollars using an exchange rate of .9529 for the balance sheet and .88029 for the statement of income.

The acquisition has been accounted for using the purchase method of accounting. The estimated purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed. The allocation of the purchase price is preliminary and based on valuations derived from estimated fair value assessments and assumptions used by management that are subject to change within the purchase price allocation period as valuations are finalized. Also, as with acquisitions that we have undertaken in the past, we have initiated structural changes in our corporate structure in order to incorporate the Xenos entities. These changes in our organizational structure are ongoing and could also affect our estimates and assumptions. While management believes that its preliminary estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different valuations assigned to the individual assets acquired and liabilities assumed, and the resulting amount of goodwill.

The unaudited pro forma condensed combined financial statements do not include the effects of any future restructuring activities that pertain to Actuate operations. These future restructuring expenses may be material and may include costs for severance, costs of vacating facilities and costs to exit or terminate other duplicative activities. Future restructuring expenses pertaining to Actuate operations are expected to be incurred over the remainder of fiscal 2010 and in fiscal 2011 and will be recorded in operating expenses in the period that these expenses are incurred.

These unaudited pro forma condensed combined financial statements should be read in conjunction with Actuate’s historical consolidated financial statements and notes thereto contained in Actuate’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 and Xenos’ historical consolidated financial statements and notes thereto contained herein for its fiscal year ended September 30, 2009, which is included as Exhibit 99.1 to this Form 8-K/A.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

On February 1, 2010, Actuate completed the acquisition of Xenos Group Inc. (“Xenos”), whereby Xenos became a wholly-owned subsidiary of Actuate in a transaction accounted for using the purchase method of accounting. Under the terms of the agreement, Actuate completed its tender offer to acquire all of the outstanding shares of Xenos common stock at a price of CAD 3.50 per outstanding share, or total consideration of approximately $34.3 million ($27.3 million, net of $6.9 million of Xenos cash at the time of the acquisition).

Assets acquired and liabilities assumed were recorded at their fair values as of February 1, 2010. The total $34.3 million purchase price was comprised of the following (in thousands):

In U.S. Dollars
Acquisition of approximately 10.0 million shares of outstanding common stock of Xenos at CAD 3.50 per share in cash	$33,149
Net payout for exercise of 707,000 of outstanding employee options at CAD 3.50 per option, (net of exercise price)	1,124
Estimated fair value of 30,750 earned stock options assumed and converted	59

Total purchase price	$34,332

Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to Xenos’ net tangible and intangible assets based on their fair values as of the date of the completion of the merger. The purchase price has been allocated based on preliminary estimates that are described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the purchase price as of the acquisition date on February 1, 2010 and estimated useful lives associated with certain assets are as follows (in thousands):

	Amount (in thousands)	Weighted Average Useful life (in years)
Net tangible assets and liabilities	$6,362	N/A
Existing technology	7,657	7
Customer contracts and relationships	8,030	7
In-process research and development (“IPR&D”)	1,961	7
Favorable leases	47	5
Goodwill	10,275	N/A

Total preliminary purchase price allocation	$34,332

Net tangible assets and liabilities—Xenos’ tangible assets and liabilities as of February 1, 2010 were adjusted to their estimated fair value as necessary. Among the net tangible assets assumed were $6.9 million in cash and cash equivalents and $1.8 million in trade receivables.

Identifiable intangible assets—Existing technology acquired primarily consists of Xenos’ Enterprise Server, Xenos D2e, Xenos terminalONE, and Xenos InfoWeb. The preliminary estimated fair value of the existing technology was determined based on the present value of the expected cash flows to be generated by each existing technology. Customer contracts and relationships consist of Xenos’ contractual relationships and customer loyalty related to their customers as well as partner customers that resell Xenos’ services to end users. The Company expects to amortize the fair value of these intangible assets on a straight-line basis over their respective estimated useful lives.

In-process research and development—In-process research and development (“IPR&D”) represents the fair value of a development project that was underway at Xenos and was not yet completed as of the date of the acquisition. At the date of the acquisition the development team was still in the final stages of development and was in the process of performing final fixes to the software and finalizing minor functionality. The estimated fair value was determined by estimating the net cash flows expected to be generated from the project and discounting the net cash flows to their present value. The underlying product was generally released on June 28, 2010 and we plan to amortize the fair value of the intangible asset on a straight-line basis over the respective estimated useful life of seven years beginning July 2010.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. The factors that contributed to the recognition of goodwill included securing buyer-specific synergies that increase revenue and profits and are not otherwise available to a marketplace participant.

2. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the purchase price, to reflect amounts related to Xenos’ net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, to reflect the additional borrowing by Actuate against its existing revolving credit facility to partially fund the acquisition of Xenos and to account for acquisition-related payments and accruals included in Actuate’s historical Statement of Income for the fiscal year ended December 31, 2009. The pro forma combined income tax benefit does not necessarily reflect the amounts that would have resulted had Actuate and Xenos filed consolidated income tax returns during the periods presented.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(A)	To record cash purchase considerations, including $34.3 million paid by the Company to acquire 10.0 million shares of Xenos common stock and payouts for exercise of 707,000 of outstanding employee options upon consummation of the acquisition;

(B)	To eliminate deferred tax assets. The deferred tax assets (“DTAs”) were eliminated due to utilization from filing returns and the loss of these DTAs through tax planning and integration of the companies. As a result of tax planning and integration, there were also no deferred tax liabilities (“DTLs”);

(C)	To adjust deferred revenues to fair value;

(D)	To record acquired goodwill of $10.3 million, reduced by approximately $3.1 million due to the change in the net tangible asset value between September 30, 2009 and the acquisition date;

(E)	To eliminate Xenos’ historical intangible assets of approximately $2.0 million and record the fair value of Xenos’ identifiable intangible assets of approximately $17.7 million;

(F)	To record the additional amounts borrowed against the existing revolving credit facility to partially fund the acquisition. The cash purchase consideration is net of $10.0 million of cash proceeds generated from the additional borrowing by Actuate against its existing revolving credit facility to partially fund the acquisition;

(G)	To reverse non-recurring historical charges totaling approximately $483,000 that were directly related to the acquisition and were initially included in Actuate’s December 31, 2009 statement of income. In addition, approximately $635,000 of direct incremental costs related to the acquisition was added to Actuate’s balance sheet. These costs were not yet reflected in the historical financials. The costs were added to the balance sheet for proforma purposes as they are non-recurring and directly related to the acquisition.

(H)	To eliminate Xenos’ equity. This elimination was offset by approximately $635,000 in acquisition related costs accrued to Actuate’s December 31, 2009 balance sheet (see G above);

(I)	To increase operating expense by reversing Xenos’ capitalized research and development costs of approximately $512,000, offset by decreases in operating expenses of approximately $342,000 due from historical amortization of deferred product development costs;

(J)	To eliminate Xenos’ historical amortization of tangible and other intangible assets totaling approximately $725,000;

(K)	To reduce Xenos’ historical property, plant and equipment balance on the balance sheet to fair value by approximately $526,000, net and record amortization expense based on the revised fair value totaling approximately $162,000;

(L)	Approximately $2.4 million associated with the amortization of the fair value of the new Xenos identifiable intangible assets that were recorded as part of the purchase price allocation. Of this total, approximately $1.1 million is classified to the cost of license as this represents amortization of purchased technologies and the remainder is classified to the amortization of other intangibles. The Company amortizes the fair value of these intangible assets on a straight-line basis over their respective estimated useful lives ranging between five to seven years;

(M)	To reflect the increase in interest expense resulting from the issuance of debt to finance the acquisition;

(N)	There was no real tax effect as each company’s tax liabilities would not materially change.

3. Pro Forma Net Income per Share

The pro forma combined basic and diluted net income per share are based on the number of Actuate shares of common stock used in computing basic and diluted net income per share. The Company did not include the dilutive effect of the 30,750 assumed Xenos stock options in computing pro forma combined basic and diluted net income per share as these assumed options were deemed immaterial to the overall calculation.

ACTUATE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2009

(in thousands)

	Historical
	December 31, 2009	September 30, 2009
	Actuate	Xenos	Pro Forma Adjustments		Pro Forma combined
ASSETS
Current Assets
Cash and cash equivalent	$53,173	$8,873	$(24,272	)A,F	$37,774
Short term investments	22,358	457	—		22,815
Accounts receivables, net	33,176	2,742	—		35,918
Other assets	5,667	661	—		6,328

Total Current Assets	114,374	12,733	(24,272)		102,835

Property and equipment, gross	13,430	4,866	(4,556	)K	13,740
Accumulated depreciation	(9,644)	(4,030)	4,030	K	(9,644)

Property and equipment, net	3,786	836	(526	)K	4,096

Non current deferred tax assets	12,920	1,136	(1,136	)B	12,920
Goodwill	36,114	—	7,192	D	43,306
Other intangibles	900	1,985	15,710	E	18,595
Other assets	1,670	—	—		1,670

Total Assets	$169,764	$16,690	$(3,032)		$183,422

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable to bank
Accounts payable	$1,372	$2,304	$—		$3,676
Idle facilities reserve	2,796	—	—		2,796
Accrued compensation	4,918	—	—		4,918
Other accrued liabilities	5,330	3	635	G	5,968
Income tax payable	845	116	—		961
Deferred revenue	44,999	3,506	(2,408	)C	46,097

Total current Liabilities	60,260	5,929	(1,773)		64,416

Long-Term Liabilities
Notes payable	30,000	—	10,000	F	40,000
Tax liability	806	—	—		806
Deferred revenue	1,288	35	—		1,323
Other deferred liabilities	769	102	—		871
Idle facilities reserve	622	—	—		622

Total long term liabilities	33,485	137	10,000		43,622

Noncontrolling interest in subsidiary	617	—	—		617

Stockholder’s Equity
Common stock	45	—	—		45
Additional paid in capital	50,239	43,001	(43,001	)H	50,239
Unrealized gain on investments	17	—	—		17
Cummulative translation adjustment	(222)	—	—		(222)
Retained earnings/(loss)	25,323	(32,377)	31,742	G,H	24,688

Total stockholders’ equity	75,402	10,624	(11,259)		74,767

	—		—		—

Total Liabilities & Stockholders’ Equity	$169,764	$16,690	$(3,032)		$183,422

ACTUATE CORPORATION

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

For the Twelve Months Ended December 31, 2009

(in thousands, except per share data)

	Historical
	Twelve Months Ended
	December 31, 2009	September 30, 2009
	Actuate	Xenos	Pro Forma Adjustments		Pro Forma combined
Revenues:
License fees	$36,146	$3,823	$—		$39,969
Maintenance	76,466	8,696	—		85,162
Professional services	6,721	2,663	—		9,384

Total revenues	119,333	15,182	—		134,515

Costs and expenses:
Cost of license fees	934	—	1,094	L	2,028
Cost of services	17,843	2,529	31	K	20,403
Sales and marketing	41,747	5,157	64	K	46,968
Research and development	20,267	3,406	212	I,K	23,885
General and administrative	20,315	1,973	(458	)G,K	21,830
Amortization of other intangibles	680	725	594	J,L	1,999
Restructuring charges	348	—	—		348

Total costs and expenses	102,134	13,790	1,537		117,461

Income from operations	17,199	1,392	(1,537)		17,054
Interest income and other income/(expense), net	294	(290)	—		4
Interest expense	(1,404)	—	(323	)M	(1,727)

Income before income taxes	16,089	1,102	(1,860)		15,331
Provision for income taxes	3,910	48	—	N	3,958

Net income	$12,179	$1,054	$(1,860)		$11,373

Basic net income per share	$0.27	$0.11			$0.25

Shares used in basic per share calculation	45,131	10,005			45,131

Diluted net income per share	$0.25	$0.10			$0.23

Shares used in diluted per share calculation	49,396	10,102			49,396